wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

RECEIVED
2007 FEB -1 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-34753

29 January 2007

07020738

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

PROCESSED
FEB 0 5 2007
THOMSON
FINANCIAL

SUPPL

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 30 December 2006 and 26 January 2007 (inclusive)

   - Announcements regarding notifiable interests in the Company
   - Notification of preliminary results
   - Notice of acquisition of Oligon Limited
   - Voting rights and capital

2. Documents filed with Registrar of Companies for Scotland

   None during the period

3. Documents submitted to the Financial Services Authority

   None during the period

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Total Voting Rights
Released	15:23 02-Jan-07
Number	8624O

wolfson microelectronics

Edinburgh, 2nd January 2007

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the Transparency Directive's transitional provision 6.

The Company's capital consists of 117,082,873 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 117,082,873.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Fiona Murdoch, Company Secretary
0131 272 7000

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	07:00 03-Jan-07
Number	8832O

RNS Number:8832O
Wolfson Microelectronics PLC
03 January 2007

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")

3rd January 2007

Section 198 Notification

The Company was notified on 2nd January 2007 pursuant to section 198 Companies Act 1985 by The Goldman Sachs Group, Inc. ("GS Inc") that, on 27th December 2006, GS Inc was interested, by attribution only, in 12,757,358 ordinary shares of the Company, representing 10.8% of the issued share capital of the Company.

Of these 12,757,358 shares:

(a) The interest in 1,758,730 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

(b) The interest in 125,792 shares arose from a beneficial interest held by GS& Co, a wholly-owned direct subsidiary of GS Inc. These shares are, or will be, registered in the name of GSSN.

(c) The interest in 1,481,156 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

(d) The interest in 8,950,255 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. GS Inc believe that some of these shares are, or will be, registered in the name of GSSN.

(e) The interest in 441,425 shares was held by Goldman Sachs JBWere Managed Funds Limited, as discretionary manager.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results
Released	09:04 05-Jan-07
Number	0370P

wolfson microelectronics

5 January 2007

Wolfson Microelectronics plc

Notification of Preliminary Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Group's results for the year to 31 December 2006 on Wednesday 31 January 2007.

David Milne, Chief Executive Officer and George Elliott, Chief Financial Officer will be hosting a presentation on the day at 09.00 to analysts at JP Morgan Cazenove Auditorium, 1st Floor, 20 Moorgate, London EC2R 6DA. There will be a live audio webcast of the presentation on the day, which can be accessed from www.wolfsonmicro.com/investor.

Enquiries:

Corfin Communications	
Harry Chathli, Neil Thapar	020 7929 8989

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:11 09-Jan-07
Number	2456P

RECEIVED

wolfson microelectronics

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
9 January 2007

Section 198 Notification

The Company was notified on 8 January 2007 by Legal & General Group plc, pursuant to Section 198 Companies Act 1985 that Legal & General Group plc and/or its subsidiaries have an interest in 4,778,601 ordinary shares ("Shares") in the Company, held in nominee accounts, representing 4.08% of the issued share capital of the Company.

The holding is registered as follows:

Nominee/Registered Name	Shares Held
HSBC BANK PLC A/c 914945	15,036
HSBC BANK PLC A/c 636544	55,964
HSBC BANK PLC A/c 887711	746,342
HSBC BANK PLC A/c 775245	230,096
HSBC BANK PLC A/c 357206	2,720,845
HSBC BANK PLC A/c 747381	213,600
HSBC BANK PLC A/c 363605	38,658
HSBC BANK PLC A/c 866203	211,865
HSBC BANK PLC A/c 969995	335,831
HSBC BANK PLC A/c 999392	11,406
HSBC BANK PLC A/c 360509	198,958
Total Ordinary Shares	**4,778,601**

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Acquisition
Released	14:38 11-Jan-07
Number	3879P

RNS Number:3879P
Wolfson Microelectronics PLC
11 January 2007

11 January 2007

Wolfson Microelectronics plc

Wolfson acquires Scottish technology company

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces that it yesterday acquired Oligon Limited ("Oligon") for a consideration of up to £2.9m, payable in cash and loan notes. Oligon was a privately-owned Edinburgh-based company with six employees whose principal shareholders were Scottish Enterprise and certain Oligon employees.

The consideration involved an initial payment of £1.4m on completion of the deal, with the remainder being deferred subject to the achievement of certain milestones.

The acquisition is in line with Wolfson's strategy to invest in long term product development and engineering resources in high performance mixed signal semiconductors.

Enquiries:

Wolfson Microelectronics David Milne, CEO	0131 272 7000
Corfin Communications Harry Chathli, Neil Thapar	020 7929 8989

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:59 16-Jan-07
Number	6296P

wolfson microelectronics

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
16 January 2007

Section 198 Notification

The Company was notified on 16 January 2007 by The Goldman Sachs Group, Inc. ("GS") pursuant to Section 198 Companies Act 1985 that, as at close of business on 12 January 2007, GS no longer has a disclosable interest in the Company's shares

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	11:24 17-Jan-07
Number	6613P

WOLFSON PRESS ANNOUNCEMENT OF S.198 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
17 January 2007

Section 198 Notification

The Company was notified on 16 January 2007 by MFS Investment Management ("MFS") pursuant to Section 198 Companies Act 1985 that, as of 12 January 2007, MFS through the legal entities listed below holds 4,036,200 ordinary shares in the Company representing 3.44% of the Company's issued share capital.

The aggregated holdings of separate and pooled accounts managed by the following legal entities comprise the holdings included under this notification:

MFS
MFS Investment Management (Lux) S.A. ("MIM Lux")

These shares were held as follows:

Entity	Shares held	Custodian	Nominee Name
MFS	4,000,000	State Street Bank and Trust	Bigcabin & Co.
MIM Lux	36,200	State Street Bank and Trust	Brookman & Co.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	DTR 5 Notification
Released	15:56 25-Jan-07
Number	1651Q

WOLFSON PRESS ANNOUNCEMENT OF DTR5 NOTIFICATION

Wolfson Microelectronics plc (the "Company")
25 January 2007

DTR 5 Notification

The Company was notified on 24 January 2007 by The Goldman Sachs Group, Inc. ("GS Inc"), in fulfilment of the obligations imposed by the Financial Services Authority in accordance with Disclosure and Transparency Rule 5 ("DTR") and the new exemptions under DTR 5.1.3(4) and DTR 5.1.5(1) that, on 22 January 2007, GS was interested in 9,188,105 ordinary shares of 0.1 pence each in the Company representing 7.8% of the issued share capital of the Company.

Of these shares, 397,792 (0.3% of the issued share capital of the Company) are held directly and 8,790,313 (7.5% of the issued share capital of the Company) are held indirectly, of which:

(a) the interest in 397,792 shares arose from an interest held by Goldman, Sachs & Co., a wholly–owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

(b) the interest in 8,348,888 shares arose from the interest held by Goldman Sachs Asset Management, a wholly owned subsidiary of GS Inc. acting as discretionary manager. GS Inc believes that some of these shares are, or will be, registered in the name of GSSN.

(c) the interest in 441,425 shares was held by Goldman Sachs JBWere Managed Funds Limited, a wholly owned subsidiary of GS Inc acting as discretionary manager.

END

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